Ensemble Capital Management, LLC

EMPLOYEE PERSONAL TRADING AND CODE OF ETHICS

POLICIES

DESIGNATION OF ACCESS PERSONS

All officers of the Firm, all portfolio managers, all trade personnel, all research personnel and all client services personnel are considered  access persons of the Firm subject to these policies and procedures.  Persons not employed by the Firm but conducting business for  another entity on the premises, who have access to the Firm’s client files or trading records, are considered access persons of the  Firm.

ETHICAL AND REPORTING OBLIGATIONS OF FIRM ACCESS PERSONS

All Ensemble Capital personnel are required at all times to comply with applicable state and federal securities laws and regulations and  with the provisions of the Firm’s compliance policies and procedures and code of ethics.  Any person with knowledge of or suspicion  of any facts evidencing a violation of state or federal securities laws or of the Firm’s policies and procedures or code of  ethics is required immediately to report such knowledge or suspicion to the Chief Compliance Officer.

PROSPECTIVE EMPLOYEE DUE DILIGENCE

The Chief Compliance Officer is responsible for reviewing the qualifications of all prospective professional-level staff members.  A determination is  made as to whether the applicant is, or has ever been subject to statutory disqualification under state or federal securities laws.   In making the determinations to hire, the Chief Compliance Officer may rely on the information provided to the Firm by the applicant.   If the Chief Compliance Officer determines that such information is inadequate, the Chief Compliance Officer will make an independent investigation  of the applicant.  Such investigation may include a background check by a consumer reporting agency, an examination of the character,  business reputation, qualifications and experience of the applicant, and a verification of all information submitted for the registration of such  person, if applicable.

EMPLOYEE PERSONAL TRADING

Ensemble Capital personnel and affiliated persons are subject to personal investment account trade reporting designed to ensure that no Firm  client is disadvantaged in any respect by the personal investment transactions of an employee or his or her close relative.  The  policy requires prior Chief Compliance Officer approval of all non-exempt personal trades, the Firm’s receipt of trade confirmations and  accounts statements for all employee investment accounts and specifically prohibits trading on the basis of inside information and trading ahead  of client orders (frontrunning).

INSIDER TRADING

It is Firm policy that no one affiliated with the Firm may engage in insider trading, i.e. trade, either personally or on behalf  of his or her close relatives or other third party, on the basis of material nonpublic information.  No personnel may communicate  material nonpublic information to others.  This policy applies to the principal and any future employee, and extends to activities both  within and outside of their duties at the Firm.

Information that employees should consider to be material includes, among other things, information about changes in dividend policies, earnings  estimates, changes in previously released earnings estimates, manufacturing problems, executive turnover, significant merger or acquisition proposals, major  litigation, liquidity problems, significant new products, services or contracts, or the cancellation of significant orders, products, services or  contracts.  Until made public, employees are precluded from trading on such information.  Any determination of the material and/or non-public  nature of a given piece of information is to be made by the Chief Compliance Officer in his sole discretion.

All information relating to the Firm’s activities, including investment analyses, investment recommendations, and proposed and actual trades for the  Firm or its clients, is proprietary to the Firm and must be kept confidential except to the extent disclosure of the information is  necessary to accomplish the business of the Firm and only to the extent that disclosure does not violate applicable law.  Where such  information is material, it should be considered non-public and employees are precluded from trading on the information or communicating it to  others without the approval of the Chief Compliance Officer.

CONFLICTS OF INTEREST AND OUTSIDE BUSINESS ACTIVITIES

All Firm principals and employees are required to avoid any outside activities, interests or relationships that either directly or indirectly  conflict with, or create the appearance of the existence of a conflict of interest with their ability to act in the best interests  of the Firm and its clients.  If a conflict of interest or the appearance of a conflict arises between the interests of the  Firm or its clients and the interest of the employee, the interests of the Firm and its clients will prevail.  The determination  as to the existence or appearance of a conflict is made by the Chief Compliance Officer in their sole discretion.

It is Firm policy that no employee may accept employment or compensation from any other person as a result of any business activity,  other than a passive investment, outside the scope of his or her relationship to the Firm, unless he or she has provided prompt  written notice to the Firm and received authorization from the Chief Compliance Officer.  Included in this requirement are private securities  transactions for which a staff member must provide written notice to the Firm, receive authorization for and comply with all conditions  set, if any.

The following actions are prohibited without the prior written consent of the Chief Compliance Officer:

  Rebating, either directly or indirectly, to any person or entity any part of the compensation  received from the Firm;

  Accepting, either directly or indirectly, from any person or entity, other than the Firm,  compensation of any nature as a bonus, commission, fee gratuity or other consideration in  connection with any transaction on behalf of the Firm or a client account;
  Beneficially owning any security or having, either directly or indirectly, any financial interest in  any other organization engaged in any securities, financial or related business, except for  beneficial ownership of not more that 4.9% of the outstanding securities of any business that is  publicly owned; and
  Executing transactions in securities for which any employee or an immediate family member  holds a position on the board of directors or any other committee of a publicly traded company.

CONFIDENTIALITY OF CLIENT AND PROPRIETARY INFORMATION

Any information regarding advice that the Firm furnishes to client accounts, the identity of securities and other investments owned or being  considered for purchase by or for any client account, all methods and strategies that the Firm currently uses or develops in the  future to decide how or when to purchase and sell securities and other investments, and other proprietary data or information about the  Firm or its clients is strictly confidential and a trade secret and may not be revealed to third parties, except as required for  Firm business, or as approved by the Chief Compliance Officer.

Employees also may not disclose the identity, affairs or investments, or other client information, of any current, potential or former client  to anyone outside of the Firm, except as authorized by the client or required in servicing the client (such as disclosure to a  brokerage firm at which client account assets are held) or for the business of the Firm (such as disclosure to the Firm’s  auditors and lawyers or as required by law).

All information described above is the property of the Firm.  Disclosing any such information to any third party, without the permission  of the Chief Compliance Officer, will subject the employee to discipline or sanctions by the Firm at the Firm’s sole discretion,  including fines, dismissal, suspension without pay, loss of employment compensation, loss of severance benefits, if any, demotion or other sanctions.   This confidentiality obligation continues even after the termination of employment, and such information is considered trade secrets and may  not be used by the employee after termination of employment.

REGULATORY INVESTIGATION, DISCIPLINARY ENFORCEMENT, LITIGATION

Any staff member that becomes the subject of a regulatory investigation, disciplinary enforcement action or litigation, or served with a  subpoena, or becomes subject to any judgment, order or arrest, or is contacted by any regulatory authority must immediately inform the  Chief Compliance Officer of such.

ENTERTAINMENT, GIFTS AND POLITICAL CONTRIBUTIONS

The giving or receiving of gifts or other items of value to or from persons doing business or seeking to do business with the  Firm could raise conflicts of interest or the call into question the independence of its judgment as a fiduciary of its clients by  creating an appearance of a conflict of interest.  Accordingly, it is the policy of the Firm to permit such conduct only in accordance with the limitations stated herein.  ALL GIFTS AND ENTERTAINMENT WITH  A VALUE IN EXCESS OF $100 MUST BE REPORTED TO THE CHIEF COMPLIANCE OFFICER.

The Firm’s policies on gifts and entertainment are derived from industry practices.  Employees should be aware that there are other  federal laws and regulations that prohibit firms and their employees from giving anything of value to employees of various financial  institutions in connection with attempts to obtain any business transaction with the institution, which is viewed as a form of bribery.   If there is any question about the appropriateness of any particular gift, employees should consult the Chief Compliance Officer.  Under no  circumstances may a gift to the Firm or any employee be received as any form of compensation for services provided by the Firm or  employee.

  ACCEPTING GIFTS

On occasion, because of an employee’s position with the Firm, the employee may be offered, or may receive, gifts or other forms  of non-cash compensation from clients, brokers, vendors, or other persons not affiliated with the Firm.  Under no circumstances may a gift  to the Firm or any employee be received as any form of compensation for services provided by the Firm or employee.  Extraordinary  or extravagant gifts are not permissible and must be declined or returned, absent approval by the Chief Compliance Officer.  Single or  multiple gifts (including logoed promotional items with more than a nominal value) whose reasonable aggregate value is no more than $300  annually from a single giver may be accepted.  Gifts of logoed promotional items with a nominal value (e.g., pens, mugs, tote bags  etc.) may be accepted.

  ACCEPTING MEALS AND ENTERTAINMENT

Employees may accept customary business lunches, dinners, entertainment at which both the employee and the giver are present (e.g., sporting or  cultural events).  Extraordinary or extravagant entertainment events are not permissible and must be declined.  All such meals and entertainment  must be pre-approved by and/or reported to the Chief Compliance Officer.

  ACCEPTING PAYMENTS FOR TUITION OR FEES  TO CONFERENCES OR OTHER INDUSTRY EVENTS

No tuition or expenses for conferences or industry events should be accepted if to do so would violate the Firm’s soft dollar  policies by falling outside the soft dollar “safe harbor”. Employees may accept payments for tuition and expenses to conferences and  other industry events as long as they are paid for by the sponsor of the event; they are held in an appropriate location,  participation is not conditioned on meeting commission or other sales targets or other incentives and payments do not include expenses related  to the employee’s spouse or other guests.  All such payments for conferences and meetings must be pre-approved by and reported to  the Chief Compliance Officer, or in the case of the Chief Compliance Officer’s participation, by another member of the Firm’s senior  management.

  GIVING GIFTS TO INDUSTRY PROFESSIONALS AND  VENDORS

 Gifts to any broker-dealer, other industry professional, vendor or other person may not be used to correct a trade error or to  offset any amount otherwise due to the recipient.  Employees may not give any gift(s) with an aggregate value in excess of $300  per year to any person associated with a securities or financial organization, including exchanges, broker-dealers or other investment management  firms, or to members of the news media.

  GIVING GIFTS TO CLIENTS AND PROSPECTIVE  CLIENTS

Gifts to a client may not be used to effect a rebate or refund of fees, to compensate a trade error or to offset any  amount otherwise due to the client.  Employees may not give clients any gift(s) with an aggregate value in excess of $300 per  year.  Employees may not give prospective clients gift(s) with an aggregate value in excess of $100 per year.

  PROVIDING ENTERTAINMENT

Employees may provide reasonable (neither extraordinary nor extravagant) entertainment to clients or prospective clients provided that both the employee  and the recipient are present and there is a business purpose for the entertainment.

  SOLICITATION OF GIFTS

 All solicitation of entertainment, gifts or gratuities from any client, broker-dealer, vendor or other person is unprofessional and is strictly  prohibited.

  CLIENT COMPLAINTS

Employees may not make any payments or other account adjustments to clients in order to resolve any type of complaint.  All such  matters must be handled by the Chief Compliance Officer.

  ERISA CONSIDERATIONS

ERISA prohibits the acceptance of fees, kickbacks, gifts, loans, money, and anything of value that are given with the intent of influencing  decision-making with respect to any employee benefit plan.  The acceptance or offering of gifts, entertainment or other items may be viewed  as influencing decision-making and therefore unlawful under ERISA.  In addition, many public employee benefit plans are subject to similar  restrictions.  Employees should never offer gifts, entertainment or other favors for the purpose of influencing ERISA client or prospective  client decision-making.  Similarly, employees should not accept gifts, entertainment or other favors offered by others who wish to do business  with the Firm or its ERISA clients.

  POLITICAL CONTRIBUTIONS (NO “PAY TO PLAY)

 Investment advisors who seek to influence the award by public entities of advisory contracts by making political contributions to public  officials representing potential public entity clients (pension plans) have compromised their fiduciary duty to such entities.  Therefore, the Firm  and its employees are prohibited from directly or through a third party making political contributions (whether in the U.S. or to non-U.S.

officials), in excess of $350 to any public official affiliated with a current or potential public entity client for which the employee  is eligible to vote and in excess of $150 for which the employee is not eligible to vote.   Political contributions include  payments to political action committees, political parties, inauguration/transition committees and to foundations or other charitable organizations associated  with the public official.

Limited exceptions to these policies may be made with the written approval of the Chief Compliance Officer.

REVIEW OF COMMUNICATIONS

All written correspondence related to the Firm’s business, and in particular client correspondence is subject to review by the Chief  Compliance Officer.  The Firm is required to maintain records of all employee correspondence relating to clients, client accounts, client  account transactions and proprietary account transactions.  In addition, the Firm is required to monitor personal trading activities and compliance  with the Firm’s conflict of interest and insider trading policies and procedures.  Consequently, it is Firm policy to archive all  employee communications, including email and other forms of electronic communication.  The Chief Compliance Officer may randomly review all Firm  communications for compliance purposes.

Staff are admonished that unless the Firm has subscribed to an instant messaging archiving service, they are not permitted to communicate  with clients or other third parties via instant messaging or other personal, personal electronic messaging devices regarding any Firm business.   All smart phones, PDA and other personal electronic messaging devices must be synchronized with the Firm’s email server to enable the  retention of client and Firm correspondence.  Staff is further admonished that they may not communicate with Firm clients regarding any  Firm business via any personal, non-Firm email or instant messaging account.

The Firm has adopted an email archiving system for all email.  Email is subject to review by the Chief Compliance Officer regardless  of its nature as personal or work related.  Staff members are advised that they should have no expectation of privacy regarding  personal communications that are sent or received via email.

PROCEDURES

PROSPECTIVE EMPLOYEE DUE DILIGENCE

  REVIEW OF PRIOR INDUSTRY REGISTRATION FILINGS

If the prospective employee was previously a registered representative of a broker-dealer or a registered investment advisor representative, a  pre-hire review of the applicant’s Forms U-4 /U-5 is conducted.  Copies of candidate’s Forms U-4/U-5 should be requested by the  Chief Compliance Officer along with obtaining a written authorization from the candidate for the Firm to review these records.  A form authorization is provided with these procedures.  If the prospective employee is not able to provide the Forms U-4/U-5, the employee  must complete a Prospective Employee Questionnaire.

  DUE DILIGENCE INVESTIGATION OF PRIOR EMPLOYMENT

 It is the policy of the Firm to contact each applicant's immediately prior employer (if possible and practical).  In the event  complaints, investigations or actions were brought, the applicant may be given an opportunity to explain the reasons for and outcome of any  such complaints, investigations and/or regulatory actions.

INITIAL AND ANNUAL EMPLOYEE CERTIFICATIONS

Upon hire and annually thereafter, every access person must execute an Annual Employee Certifications form that certifies that he or she  has read and agrees to abide by the Firm’s employee trading policies and procedures and code of ethics. A copy of the  Certification form is included with these procedures.

PERSONAL INVESTMENT ACCOUNTS – TRADING

All Firm principals, employees, and persons associated with them including household members and close relatives, should not benefit from any  price movement that may be caused by client transactions or the Firm’s recommendations regarding such securities, nor should any client  transaction suffer any price movement that results from any Firm or employee transaction.  The Firm will use reasonable diligence to  determine whether the executed transactions of its personnel through their personal investment accounts and/or accounts over which the staff member  has discretionary authority, will adversely affect the interests of the Firm or its clients.  The Firm imposes the following restrictions  upon itself and persons associated with it in connection with the personal purchase or sale of securities recommended to clients:

  NO UNREPORTED TRADING ACCOUNTS OR TRANSACTIONS

Access persons and their household members are required to identify to the Firm all investment accounts in which the access person has  any beneficial ownership interest and all securities transactions therein.  Except as provided herein, there are no exceptions to this  requirement and any violation of this policy will establish grounds for discipline or termination.

EXCEPTIONS FROM REPORTING REQUIREMENTS

Access persons and their household members need not report:

  Securities held in accounts over which the access person or household member has no direct  trading discretion or indirect influence or control;
  Purchases or sales pursuant to an automatic investment plan (including a dividend reinvestment plan); nor
  Acquisition of securities through stock dividends, dividend reinvestments, stock splits, reverse  stock splits, mergers, consolidations, spin-offs, and other similar corporate reorganizations or  distributions generally applicable to all holders of the same class of securities.

  APPROVAL OF CHIEF COMPLIANCE OFFICER

With respect to individual trades, personnel must obtain approval from the Chief Compliance Officer for transactions not exempt from the Policy.   The Assistant Compliance Officer will approve the proposed trades of the Chief Compliance Officer.  Chief Compliance Officer approval is  noted on an employee personal securities transaction trade blotter or the Firm’s general trade blotter if executed through the Firm.

Included as non-exempt employee trades, the following specific transactions require prior written approval:

  PUBLICLY TRADED AND PRIVATE SECURITIES TRANSACTIONS NOT OTHERWISE SPECIFICALLY  EXEMPTED UNDER THESE PROCEDURES

All non-exempt securities transactions must be pre-approved by the Chief Compliance Officer.  In addition, from time to time trading in  other securities by access persons or their household members may be restricted in recognition of impending recommendations or decisions to  invest on behalf of clients.  In such cases the Chief Compliance Officer advises the employees by email.  A copy of the email  is retained for historical purposes.

  INITIAL PUBLIC OFFERINGS

No access persons may purchase any security, whether or not a “hot issue,” in an initial public offering or any “hot issue”  in a follow-on offering without written approval of the Chief Compliance Officer.

  SHORT-TERM TRADING

The Firm believes that personal short-term trading may increase the risk of problems arising under these policies and procedures.  While  the Firm leaves the extent of trading to an individual's judgment, consistent with his or her objectives and past trading practices, access  persons are on notice that short-term trading practices must be approved by the Chief Compliance Officer and will be periodically reviewed.

  PRIVATE PLACEMENTS

No access persons shall acquire securities in a private placement without the prior written approval of the Chief Compliance Officer.

  EXEMPTIONS FROM PRE-APPROVAL REQUIREMENT

The following securities transactions are exempted from the pre-approval requirement:

  Direct obligations of the United States Government;
  Open-end investment company shares, including money market mutual funds (unless the Firm  acts as the investment advisor to the fund);

  Money market instruments (including banker’s acceptances, bank certificate of deposits,  commercial paper and high quality short-term debt instruments, including repurchase  agreements); and
  Transactions in units or a unit investment trust if the unit investment trust is invested exclusively  in unaffiliated mutual funds.

  EMPLOYEE AND CLIENT TRADES IN SAME  SECURITY

If a security is bought or sold for clients and for Firm access persons on the same day, the access person’s trades must  either be: 1. aggregated with the client transactions, in which case all participants in the transaction participate on an average price basis;  or 2. executed at the end of the trade day after all client trades in the subject security for that day are completed.

  RESTRICTED SECURITIES AND “BLACKOUT PERIODS”

From time to time trading in certain securities by clients or the Firm’s access persons and their household members may be restricted.   The Chief Compliance Officer maintains a “Restricted Securities List” identifying all restricted securities.  Restricted securities may include  shares of publically traded companies upon whose Board a client or other person related to the Firm sits or other securities deemed  restricted by the Chief Compliance Officer.  The Chief Compliance Officer determines the length of any restriction on trading.

The Chief Compliance Officer also may establish “blackout periods” restricting access person and household member trades in securities in  which the Firm is making client trades or making recommendations to clients, in order to preclude employees from trading ahead of trades  in client accounts.  In such cases the Chief Compliance Officer advises the employees by email.

REVIEW OF EMPLOYEE PERSONAL TRADES AND HOLDINGS

The Chief Compliance Officer monitors all access persons’ personal securities transactions to safeguard against ethical violations (such as  violations of Firm policies and procedures, conflicts of interest and insider trading) by reviewing each access person’s monthly brokerage  account statements.

  INITIAL REPORTING OF SECURITIES HOLDINGS

Upon hire, and annually thereafter, every access person who engages in personal securities trading must identify on an Initial and Annual  Securities Holdings Report, each of their personal investment accounts.  New staff members that are designated as access persons are required  to identify all subject holdings and accounts within 10 days of hire and the information provided must be current as of 45 days  of hire.  A form of the Initial and Annual Securities Holdings Report accompanies these procedures.  In lieu of the form, access  persons may provide copies of all relevant and timely custodial brokerage account statements but only to the extent that all securities  owned are accounted for on the statements.  If private securities or pooled investment interests are held and not reflected on the  statements, these must be listed on the holdings report form.

  ONGOING REPORTING RESPONSIBILITIES

QUARTERLY TRANSACTIONS REPORTING

Within ten (10) days of each quarter’s end, all access personnel, including their household members, must submit to the Chief Compliance  Officer a quarterly transactions report showing all personal securities transactions made during the quarter.  This policy covers accounts held  in the name of another person or entity, but over which the access person has discretionary authority.

A form Quarterly Transactions Report accompanies these procedures.

For each transaction, the quarterly transaction report must include:

  Title and amount of the security traded;
  Date of the transaction;
  Nature of the transaction (purchase or sale);
  Price at which the trade was effected; and
  Name of the broker-dealer or bank that executed the transaction.

In lieu of submitting a quarterly transaction report, any access person or their household members may authorize their custodial broker-dealer  or other financial institution to send duplicate monthly statements to the Firm to the attention of the Chief Compliance Officer.

ADDITIONAL REPORTING

With respect to personal investment accounts, at least annually, each reporting access person must:

  Complete an Initial and Annual Employee Securities Holdings Report and include any new  investment accounts acquired; information must be current within 45 days of the reporting.   This requirement may be met by the duplicate submission of year-end securities brokerage  statements to the extent such statements identify all securities holdings.  To the extent an  employee owns securities that are not reflected on a custodial brokerage statement, the Initial  and Annual Securities Holdings Report must be filled out and submitted;
  Notify the Chief Compliance Officer immediately if he or she opens a new investment account;  and
  If not filing quarterly transactions reports, direct the custodial broker-dealer or other financial  institution to send duplicate trade confirmations and account statements related to each new  account to the Firm to the attention of the Chief Compliance Officer.

REVIEW OF ACCESS PERSON TRADING

At least monthly, the Chief Compliance Officer will verify each access employee’s compliance with the Firms trading restrictions, pre-trade  approval requirements, aggregation and timing requirements and code of ethics by reviewing all employee and household member brokerage statements and comparing them to:

  Requests for trade approvals submitted by the employee;
  The Firm’s trade blotter of client (and employee trades);
  Aggregated trade documentation;
  Restricted securities lists or emails, if any; and
  Any inside information investigations opened during the period.

The Assistant Compliance Officer reviews the brokerage account statements of the Chief Compliance Officer and his household members.

All such reviews are documented by initialing and dating the brokerage statements reviewed or if reviewed electronically, a log of reviews  maintained.

INSIDER TRADING

  “MATERIAL” INFORMATION

Advance knowledge of the following types of information is generally regarded as “material”:

  Dividend or earnings announcements
  Write-downs or write-offs of assets
  Additions to reserves for bad debts or contingent liabilities
  Expansion or curtailment of company or major division operations
  Merger, joint venture announcements
  New product/service announcements
  Discovery or research developments
  Criminal, civil and government investigations and indictments
  Pending labor disputes
  Debt service or liquidity problems
  Bankruptcy or insolvency problems
  Tender offers, stock repurchase plans, etc.
  Recapitalizations

  POTENTIAL SOURCES OF INSIDE INFORMATION

The following are potential sources of information that the portfolio managers, trade staff and the Chief Compliance Officer should monitor:

  Principals, employees, or their family and friends, that sit on boards of directors of public  companies or companies intending to go public;

  Clients, or their family and friends, who sit on boards of directors of public companies or  companies intending to go public; and
  Other financial industry professionals that are friends or relatives of Firm personnel.

  RESPONSE TO POTENTIAL INSIDE INFORMATION

If any Ensemble staff member believes that he or she may have come into possession of material non-public information, or believes the  Firm’s activities may have accessed or generated material non-public information, the following steps should be taken:

  Stop all trading in securities of the company that is the subject of the material non-public  information, including trading on behalf of the Firm and its clients, and trading in the access  person’s personal accounts.  In addition, there should be no trades in securities of the company  in question in the accounts of the staff member’s acquaintances or household members after  the information is identified;
  Stop recommending any transaction in any of the securities of the company in question to  anyone, including clients of the Firm, other employees of the Firm and the employee’s own  associates, friends or relatives.  This prohibition includes making any comment about the  company that could in any way be interpreted as a recommendation;
  Do not discuss the material non-public information with anyone except as required by these  policies and procedures and especially avoid referring to the information in hallways, elevators,  stairways, restaurants, taxis or any other place where the conversation may be overheard;
  Immediately inform the Chief Compliance Officer of all details of the situation, so that  appropriate security procedures can be implemented Firm-wide; and
  Direct all requests of third parties such as the press and analysts for information to the Chief  Compliance Officer, who may contact the Firm’s legal counsel before determining how to  proceed.

  RESTRICTED ACCESS TO MATERIAL, NON-PUBLIC  INFORMATION

The Chief Compliance Officer will employ additional procedures while the Firm is in possession of material, nonpublic information, including, but  not limited to:

  Procedures for handling documents containing material, nonpublic information, including  prohibitions on removing them from the office, limiting copying and distribution within the  office, keeping them off desk tops and conference tables when not in use, shredding them on  disposal, and other measures to protect sensitive documents from accidentally being read by  anyone without a lawful need to know the information.
  Restrictions on physical access to areas of the Firm where material, nonpublic information may  be discussed or stored, including locking file cabinets and doors and a system of visitor passes or  other restrictions for non-employees on the premises.
  Computer access security measures, such as passwords on files or limited access to terminals  through which material, nonpublic information can be obtained.

  Trading restrictions, including temporary Firm-wide moratoria on trading in the securities to  which the material, nonpublic information relates or management review of all Employee trades  in certain securities.

  TRADING

No trade may be executed if there is any possibility that the basis for the trade involves inside information.  If a staff member  believes the basis for the trade involves information may be material and nonpublic, or has questions as to whether the information is  material and nonpublic, the trade must be discussed with and approved by the Chief Compliance Officer prior to the trade.  The staff  member should:

  Report the desired trade immediately to the Chief Compliance Officer.
  Not purchase or sell the securities until authorized by the Chief Compliance Officer.
  Not communicate, other than to the Chief Compliance Officer, the potential inside information  either to persons inside or outside the Firm.

The Chief Compliance Officer makes the determination as to whether the trade is permissible and will inform the staff member whether and when the trade may be executed.

CONFLICTS OF INTEREST

The Firm and its personnel are fiduciaries to Firm clients.  If a conflict or the appearance of a conflict, between the interests of the Firm or its clients and the interest of an employee arises, the employee must immediately notify the Chief Compliance Officer  who will take the matter under consideration, conduct any necessary investigation into the conflict or potential conflict and make a  determination of what steps are to be taken.  The interests of the Firm and its clients will prevail over the interests of the  employee.  The determination as to the existence or appearance of a conflict of interest is made by the Firm in its sole  discretion.

The Chief Compliance Officer will maintain record of all conflicts and potential conflicts identified, including the ultimate resolution of the  conflict and the basis therefore.

OUTSIDE BUSINESS ACTIVITIES

Prompt written notice of an outside activity by an affected staff member is required that includes the following information:

  Name, address and telephone number of the outside employer or person or entity paying the  compensation;
  A description of the nature of the outside business activity;
  An exact description of the services to be provided by the employee;
  The amount of compensation to be paid, if any; and
  The anticipated duration of the outside business activity.

The Chief Compliance Officer make the determination as to whether the outside business activity creates a conflict of interest with the  Firm or a Firm client and will inform the staff member whether the outside business activity is permissible.

ENTERTAINMENT, GIFTS AND POLITICAL CONTRIBUTIONS

  ENTERTAINMENT AND GIFTS

The giving or receiving of any gifts or entertainment to or from any one person with value exceeding $100 must be reported to  the Chief Compliance Officer, who will maintain a log of such gifts and entertainment in the form accompanying these procedures.  If a  staff member receives or is offered, or wishes to provide, any such gift or entertainment, the staff member must seek the guidance of  the Chief Compliance Officer to determine whether he or she will be permitted to accept or keep, or to provide, the gift or  entertainment.

EXPENSE REPORTS

The Chief Compliance Officer shall review all reports or other documentation regarding employee expense reimbursement annually to monitor compliance  with this policy.

  POLITICAL CONTRIBUTIONS

All political contributions to political officials of potential public entity clients of $250 or more made by any staff member must be  reported to the Chief Compliance Officer prior to being made.  Political contributions to any such officials of any amount should be  reported to the Chief Compliance Officer within 10 days of being made.  Records of such political contributions will be maintained by  the Chief Compliance Officer.  The Chief Compliance Officer shall review all reports of political contributions upon receipt to determine  potential conflicts of interest and compliance with this manual.  Political contributions made by the Chief Compliance Officer are reviewed by  the Assistant Compliance Officer.

CONFIDENTIALITY OF PRIVATE/PROPRIETARY INFORMATION

To protect the confidentiality of the Firm’s confidential and proprietary information and the confidentiality of clients’ and potential clients’  records, personnel should take the following additional security precautions:

  Documents containing confidential information may not be taken from the Firm’s offices  without the prior consent of the Chief Compliance Officer, and any copies removed from the
  Firm’s offices must be promptly returned.  Photocopies of confidential information may only be  made as required, and all copies and originals of such documents must be disposed of in a way  that keeps the information confidential.
  Physical access to any non-electronic confidential information must be limited by either locking  or monitoring access to the offices and storage areas where such information is located.
  Visitors to the Firm’s office shall be monitored and/or accompanied by an employee.

At times, the Firm may enter into one or more agreements with third parties, pursuant to which the Firm may provide access to  confidential information to those third parties.  If this occurs, the Firm will protect the privacy of confidential information and include  in such agreements provisions protecting confidential information to the extent required by law.

STAFF MEMBER COMMUNICATIONS

All communications with clients and third parties relating to Firm business are subject to review by the Chief Compliance Officer and  subject to applicable recordkeeping requirements.  The Firm is obligated to maintain records of its communications to its clients, including,  but not limited to investment advice and recommendations, records reflecting the receipt, disbursement or delivery of client securities or assets,  and records documenting the execution or any trade.  The Firm thus must retain all communications with and related to clients and all  trading activity.

  REVIEW OF CORRESPONDENCE

The Chief Compliance Officer may monitor staff communications for, among other things:

  Inappropriate language
  Performance guarantees of any kind
  Insider trading
  Conflicts of interest
  Evidence of money laundering

Communications deemed inappropriate will be brought to the attention of the employee who prepared or received it.

  RECORD RETENTION

All outgoing correspondence subject to retention requirements is maintained by the Chief Compliance Officer for a period of at least 5  years from the end of the year in which it was created.  All email correspondence subject to applicable regulatory recordkeeping  requirements shall be maintained electronically by the Firm’s electronic mail system for a period of at least 5 years from the end  of the year in which it was created.  Email not falling within applicable recordkeeping requirements may be deleted by the Chief  Compliance Officer only in accordance with a specified email deletion policy that is routinely followed by the Chief Compliance Officer.

SANCTIONS FOR VIOLATION OF FIRM POLICIES AND PROCEDURES

Any person who violates any of the Firm’s personal trading, insider trading, conflicts of interest or other code of ethics policy or  procedures will be disciplined by the Firm and subject to any of the following sanctions, among others not listed:

  Cancellation of trades
  Disgorgement of profits
  Orders to sell positions, even at a loss
  Fines

  Termination of employment
  Reporting to regulatory authorities to the extent required by law

MAINTENANCE OF BOOKS AND RECORDS

The Chief Compliance Officer oversees the Firm’s compliance with applicable recordkeeping requirements.  The following records are kept by the  Chief Compliance Officer for at least 5 years from end of the fiscal year in which they were last used, the first 2 years  onsite:

  NOTICES OF RESTRICTED SECURITIES

Email notices to staff of restricted securities, if any are issued are maintained by the Firm’s email archival system.

  CHIEF COMPLIANCE OFFICER APPROVALS OF PERSONAL  TRADES, TRADE CONFIRMATIONS AND MONTHLY/QUARTERLY  ACCOUNT STATEMENTS FROM PERSONAL INVESTMENT  ACCOUNTS

  A chronologic file is maintained for each year.
  Principal/staff member account statements.  Account statements for former staff are kept for at  least 5 years after termination and are then destroyed.

  INITIAL AND ANNUAL EMPLOYEE CERTIFICATIONS

  A file is maintained for each year.
  Superseded certifications are kept onsite in the office for at least 2 years before being moved to  offsite storage.  Superseded Certifications for former employees are kept for at least 5 years  before being destroyed.

  INITIAL AND ANNUAL EMPLOYEE CERTIFICATIONS

  STAFF COMMUNICATIONS

  All written communications to clients and prospective clients whether in hard copy or electronic  format;
  All written communications to the client custodians whether in hard copy or electronic format;
  All written communications with executing brokers whether in hard copy or electronic format;
  All written communications between Firm employees related to Firm business whether in hard  copy or electronic format.

  ENTERTAINMENT, GIFT AND POLITICAL CONTRIBUTION LOG

  CURRENT AND HISTORIC VERSIONS OF THE  FIRM’S PERSONAL TRADING AND CODE OF  ETHICS POLICIES AND PROCEDURES

  A chronologic file is maintained.

  Superseded versions of the Firm’s policies and procedures are kept onsite in the office for at least 2 years before being moved to offsite storage.

  RECORDS OF VIOLATIONS OF POLICIES AND  PROCEDURES

  Records documenting any violations by the Firm or its employees of applicable law and/or these  policies and procedures are maintained.
  Records of the Firm’s actions taken in response to such violations.
  These records are kept onsite in the office for at least 2 years before being moved to offsite  storage.  Records are kept for at least 5 years before being destroyed.

FORM ADV PART 2 AMENDMENT

All substantive changes to the Firm’s employee personal trading practices and code of ethics must be reflected in the Firm’s Form  ADV Part 2 within 30 days of the change.